Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001-32650)
An Important Message To CBOT Holdings Stockholders:
Don’t Be
Sold Short
ICE has made a superior offer to acquire CBOT Holdings — but your Board is selling you short by recommending an offer from CME Holdings (“CME”) that is currently over $1.2 billion less. To justify their decision, they continue to disparage ICE and attempt to instill fear so you will accept CME’s inferior bid.
The ICE Proposal Is Superior
Here are the facts:
•	Based on June 21, 2007 prices, the value of the ICE offer is $11.9 billion vs. $10.7 billion for the CME offer, or $23.76 more per share.

•	ICE has reached an agreement with CBOE that can resolve the longstanding CBOE exercise rights issue. Full members holding the required interests would participate in a pool that would guarantee at least $500,000 for each membership, once all necessary approvals are received. CME has only guaranteed continued litigation and $250,000 each.

•	ICE is a faster-growing company than CME, with a better-performing, more liquid currency and a successful track record of acquisitions and integration.

•	Execution risk is a red herring. ICE has a proven trading and technology infrastructure that we have successfully scaled by a factor of 100 times over the past two years. To integrate CBOT, we have a clear and achievable roadmap to scale and test clearing systems by the required January 2009 completion date.

•	ICE is a more innovative, flexible and customer-focused partner that will preserve CBOT’s heritage and can offer greater long-term value.
The CME is offering you a bad trade. Don’t let your Board sell you short with the clearly inferior CME deal.
Vote NO On The Inferior CME/CBOT Deal
VOTE AGAINST THE CME PROPOSAL TODAY!
Even if you have already returned a proxy you have every right to change your vote. Only your latest dated vote will count.
We urge CBOT Stockholders to vote AGAINST the CME’s below-market offer.
If you have any questions, please contact:
Toll-Free at: (877) 800-5187

Forward-Looking Statements - Certain statements in this pamphlet may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this pamphlet. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this pamphlet.
Important Information About the Proposed Transaction and Where to Find It:
This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ICE has filed a preliminary proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents when they become available, as they will contain important information. Investors will be able to obtain a free copy of the proxy statement with respect to the special meeting and the proxy statement/prospectus, if and when such documents become available, and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov). Copies of the definitive proxy statement with respect to the special meeting and the final proxy statement/prospectus, if and when such documents become available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer), Johnathan H. Short (Senior Vice President, General Counsel and Corporate Secretary), Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications) and Andrew J. Surdykowski (Vice President and Assistant General Counsel).
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.
Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.